SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 10, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

  Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 10, 2008, announcing that STMicroelectronics and NXP have merged their wireless businesses.

STMicroelectronics and NXP Merge Wireless Businesses to
Expand Product Breadth and Boost Innovation

Combining complementary organizations and portfolios will improve competitiveness, speed product development and strengthen R&D scale

CEOs to host 6:30pm CET Conference Call to Discuss Transaction

Geneva, Switzerland, and Eindhoven, The Netherlands - April 10, 2008 – NXP--the independent semiconductor company founded by Philips--and STMicroelectronics (NYSE:STM), a leader in delivering advanced solutions for mobile products, today announced their agreement to combine key wireless operations to form a joint-venture company with strong relationships with all major handset manufacturers. The new company will have the scale to better meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies. The combined venture will be created from successful businesses that together generated $3B in revenue in 2007 and will own thousands of important communication and multimedia patents. The new company will be a solid top-three industry player and among the few companies with the scale and expertise to pursue the R&D investments necessary to establish itself as a leading player in the wireless and mobile-multimedia market.

The new organization will combine key design, sales and marketing, and back-end manufacturing assets from both companies into a streamlined worldwide joint venture that will rely on its parent companies and foundries for wafer fabrication services. This new leading player will be well positioned with all of the vital technologies for UMTS (Universal Mobile Telecommunication System); for the emerging 3G Chinese standard; as well as other cellular, multimedia and connectivity capabilities, including WiFi, Bluetooth, GPS, FM Radio, USB, and UWB (Ultra-wideband), to effectively serve its global customers with complete wireless and mobile solutions across the spectrum of applications. The JV will also integrate the Silicon Laboratories’ wireless and GloNav’s GPS operations recently acquired by NXP.

“The strength of this venture is its excellent relationships with key customers, as well as the complementary IP and product portfolios transferred from ST and NXP that create a rich and broad offering with the capability to deliver leading-edge innovations to the market,” said Carlo Bozotti, President and CEO of STMicroelectronics. “The JV’s strong positioning leads us to expect immediate and future top- and bottom-line synergies for the exciting new enterprise and establishes a powerful foundation to build on its parents’ 2G, 2.5G, 3G, multimedia and connectivity efforts. This combination will form the basis of the success of the new venture.”

“The wireless semiconductor industry requires huge investments in new technology and innovative product roadmaps. This move will see two strong players propelling themselves into a leadership position,” commented Frans van Houten, President and CEO of NXP. “By creating this joint venture, we put most of the competitors at a distance. Together we will accelerate innovation which we anticipate will contribute to market share gains and improved financial performance.”

Both parent companies contribute strong businesses generating comparable revenue - each with 2007 operating profit of approximately $100 million. In order to create a clear ownership structure, STMicroelectronics will take an 80% stake in the joint venture. NXP will receive $1.55 billion from ST, including a control premium, to be funded from outstanding cash (cash and cash equivalents balance for ST at year end 2007 were $3.5 billion). The new organization is designed to be in a very healthy financial position, without debt, and able to grow its business with all of the leading cellular handset manufacturers. The parents have also agreed on a future exit mechanism for NXP’s ongoing 20% stake, which involves put and call options, exercisable beginning 3 years from the formation of the JV, at a strike price based on actual future financial results, with a 15% spread.

The new company will be incorporated in the Netherlands and headquartered in Switzerland with approximately 9,000 employees worldwide. These people, almost equally contributed by ST and NXP, will be in position to serve the JV’s large and demanding global customer base. Not owning any wafer fabs, the joint venture is designed with low capital intensity, while having access to secure leading-edge manufacturing capacity from both parent companies and foundries; and will operate its own very competitive assembly and test facilities in Calamba, Philippines and Muar, Malaysia. NXP’s Calamba site as a whole will be transferred to the JV. In addition, part of ST’s back-end operations in Muar will be separated from the parent company’s existing facility in the area and transferred to the JV. The new company will also benefit from a dedicated worldwide sales and customer support team.

The Joint Venture will be governed by a board of Directors on which both Carlo Bozotti and Frans van Houten will participate, looking after the best interest of its customers and the success of the JV. Aiming for a closing in Q3 of this year, the deal is subject to regulatory approvals and labor council consultations.

The parent companies expect over $250 million in annual cost synergies from the JV by 2011. In financial impact, ST expects the transaction to be accretive to its non-GAAP cash EPS in 2009.

Commenting on the impact to NXP, Frans van Houten said, “This deal transforms the portfolio of NXP and strengthens our cash position. We will continue to pursue building leadership positions through innovation and investment in our remaining focus areas: Multimarket Semiconductors, Automotive, Identification and Home electronics.”

“This transaction strengthens our wireless business and enhances our leadership position in an important market segment we have targeted for expansion and external growth,” added Carlo Bozotti. “Coupled with our recent deconsolidation of Flash memory, it further proves our execution in reshaping ST’s product portfolio towards value and leadership. This, together with our recently announced decisions on distribution to shareholders, demonstrates our commitment to improving shareholder value.”

According to iSuppli, a market research firm, the global handset market was 1.15 billion units in 2007 and is forecasted to grow at about an 8% compound annual growth rate through 2011. The handset semiconductor market represented 14% of the global semiconductor TAM in 2007, making up the second largest segment of the industry.

“The wireless semiconductor industry requires consolidation,” said Jean-Francois Baril, senior vice president of sourcing and procurement with Nokia. “We welcome the emergence of this joint venture creating a strong player serving the top mobile phone manufacturers, understanding the needs of these customers and providing the required speed of innovation.”
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Morgan Stanley acted as exclusive financial advisor to STMicroelectronics on this transaction and Allen & Overy Amsterdam acted as legal advisor.

Merrill Lynch acted as exclusive financial advisor to NXP on this transaction. De Brauw Blackstone Westbroek acted as legal advisor and ThinkFire acted as advisor on all Intellectual Property matters.
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Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions.  Some of the risk factors we face are set forth and are discussed in more detail in “Item 3.  Key Information – Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com.

About NXP
NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

To join the 6:30 pm CET conference call,

Europe Dial In #:	+44 (0) 20 7107 0611
U.S. Dial In #:	+1-877-317-6799

For further information, please contact:

INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
STMicroelectronics
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

Jan Maarten Ingen Housz
NXP
Tel. +31 40 27 28685
janmaarten.ingen.housz@nxp.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

Lieke de Jong-Tops
NXP, Europe and North America
Tel. +31 40 27 25202
lieke.de.jong-tops@nxp.com

Jennis Li
NXP, Greater China
Tel: + (8621) 2205 2487
jennis.li@nxp.com

Mark Chisholm
NXP, APAC
Tel. +65 6882 5092
mark.chisholm@nxp.com

PR No C2574C

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 10, 2008	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Executive Vice President and
Chief Financial Officer